UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Amarin Corporation plc
(Name of Issuer)

Ordinary Shares, par value 50 pence per share
(Title of Class of Securities)

023111206
(CUSIP Number)

Mark DiPaolo Senior Partner, General Counsel Sarissa Capital Management LP 660 Steamboat Road Greenwich, CT 06830 203-302-2330
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,000,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.06% (1)
14		TYPE OF REPORTING PERSON PN

(1) Based on the 395,825,887 Shares of the Issuer outstanding as of October 29, 2021, including 395,629,060 ADSs and 196,827 Ordinary Shares, as set forth in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 3, 2021.

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alexander J. Denner, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,000,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.06% (1)
14		TYPE OF REPORTING PERSON IN

(1) Based on the 395,825,887 Shares of the Issuer outstanding as of October 29, 2021, including 395,629,060 ADSs and 196,827 Ordinary Shares, as set forth in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 3, 2021.

Item 1.  Security and Issuer.
This statement on Schedule 13D (this “Schedule 13D”) relates to American Depositary Shares (“ADS(s)”), each ADS representing one ordinary share, par value 50 pence per share (the “Ordinary Shares”), issued by Amarin Corporation plc, a company incorporated under the laws of England and Wales (the “Issuer”).  The ADSs and Ordinary Shares of the Issuer are collectively referred to in this Schedule 13D as the “Shares”.  The address of the principal executive offices of the Issuer is 77 Sir John Rogerson’s Quay, Block C, Grand Canal Docklands, Dublin 2, Ireland D02 VK08.
Item 2.  Identity and Background.
(a)
The persons filing this Schedule 13D are Sarissa Capital Management LP, a Delaware limited partnership (“Sarissa Capital”) and Alexander J. Denner, Ph.D., a citizen of the United States of America (“Dr. Denner” and together with Sarissa Capital, the “Reporting Persons”).

Sarissa Capital and the funds and other private investment vehicles (the “Sarissa Funds”), for which Sarissa Capital acts as the investment advisor, directly own the Shares.  Sarissa Capital may be deemed to have beneficial ownership over the Shares directly owned by the Sarissa Funds by virtue of the authority granted to it to vote and to dispose of the securities held by them, including the Shares held by them.

Dr. Denner is the Chief Investment Officer of Sarissa Capital and the ultimate general partner of Sarissa Capital.  By virtue of such positions, Dr. Denner may be deemed to have beneficial ownership over the Shares directly owned by the Sarissa Funds.

(b)	The principal business address of Sarissa Capital and Dr. Denner is c/o Sarissa Capital Management LP, 660 Steamboat Road, Greenwich, CT 06830.

(c)
Sarissa Capital’s principal business is serving as investment advisor to the Sarissa Funds.  The principal business of each of the Sarissa Funds is making investments. Dr. Denner’s principal occupation is serving as the Chief Investment Officer of Sarissa Capital.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Sarissa Capital is set forth in Schedule A attached hereto.

(d)
None of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any manager or executive officer of Sarissa Capital, has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any manager or executive officer of Sarissa Capital, has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)	Dr. Denner is a citizen of the United States of America.
Item 3.  Source or Amount of Funds or Other Consideration.
Each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 24,000,000 Shares.  The aggregate purchase price of the Shares was approximately $106,924,323.  The source of funding for these purchases was the general working capital of the respective purchasers.

Item 4.  Purpose of Transaction.
The Reporting Persons believe the Shares are significantly undervalued. The Reporting Persons intend to engage in discussions with the Issuer and others regarding its investment in the Shares and ways to maximize the value of the Issuer’s assets.
The Reporting Persons will continue to review their investment on an ongoing basis and reserve the right to, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.
Item 5.  Interest in Securities of the Issuer.
(a)
The Reporting Persons may be deemed to beneficially own, in the aggregate, 24,000,000 Shares representing approximately 6.06% of the outstanding Shares, based upon the 395,825,887 Shares outstanding as of October 29, 2021, including 395,629,060 ADSs and 196,827 Ordinary Shares, as set forth in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 3, 2021.

(b)	For purposes of this Schedule 13D:

All of the Shares which the Reporting Persons may be deemed to beneficially own are held directly by the Sarissa Funds.  Sarissa Capital, as the investment advisor to the Sarissa Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 24,000,000 Shares held directly by the Sarissa Funds.  By virtue of his position as the Chief Investment Officer of Sarissa Capital and by virtue of his control of the ultimate general partner of Sarissa Capital, Dr. Denner may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 24,000,000 Shares held directly by the Sarissa Funds.

(c)
On November 26, 2021, the Sarissa Funds acquired 150,000 and 100,000 Shares at approximately $3.69 and $3.63 per Share, respectively, in open market transactions, for an aggregate purchase price of $920,365.59.

On November 29, 2021, the Sarissa Funds acquired 665,000 and 485,000 Shares at approximately $3.58 and $3.55 per Share, respectively, in open market transactions, for an aggregate purchase price of $4,125,823.56.

On December 3, 2021, the Sarissa Funds acquired 250,000 Shares at approximately $3.53 per Share, in open market transactions, for an aggregate purchase price of $886,250.

On December 6, 2021, the Sarissa Funds acquired 258,000 Shares at approximately $3.57 per Share, in open market transactions, for an aggregate purchase price of $924,930.

On December 8, 2021, the Sarissa Funds acquired 242,000 Shares at approximately $3.58 per Share, in open market transactions, for an aggregate purchase price of $870,182.12.

On December 31, 2021, the Sarissa Funds acquired 150,000 and 100,000 Shares at approximately $3.36 and $3.37 per Share respectively, in open market transactions, for an aggregate purchase price of $846,319.05.

On January 6, 2022, the Sarissa Funds acquired 150,000 and 150,000 Shares at approximately $3.18 and $3.42 per Share respectively, in open market transactions, for an aggregate purchase price of $996,289.02.

On January 13, 2022, the Sarissa Funds acquired 925,000 Shares at approximately $3.46 per Share, in open market transactions, for an aggregate purchase price of $3,221,590.

On January 14, 2022, the Sarissa Funds acquired 32,000 Shares at approximately $3.39 per Share, in open market transactions, for an aggregate purchase price of $109,120.

On January 18, 2022, the Sarissa Funds acquired 2,500,000 and 100,000 Shares at approximately $3.40 and $3.36 per Share respectively, in open market transactions, for an aggregate purchase price of $8,900,840.

On January 19, 2022, the Sarissa Funds acquired 100,000 Shares at approximately $3.33 per Share, in open market transactions, for an aggregate purchase price of $334,660.

On January 20, 2022, the Sarissa Funds acquired 30,000 Shares at approximately $3.20 per Share, in open market transactions, for an aggregate purchase price of $96,561.

On January 21, 2022, the Sarissa Funds acquired 300,000 Shares at approximately $3.14 per Share, in open market transactions, for an aggregate purchase price of $948,480.

On January 24, 2022, the Sarissa Funds acquired 463,000 Shares at approximately $2.93 per Share, in open market transactions, for an aggregate purchase price of $1,366,729.70.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any Securities of the Issuer, including but not limited to transfer or voting of any of the Securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement of the Reporting Persons

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 24, 2022

SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Mark DiPaolo _______________________
Name: Mark DiPaolo
Title: Senior Partner, General Counsel

/s/ Alexander J. Denner________________________
Alexander J. Denner

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Sarissa Capital Management LP, 660 Steamboat Road, Greenwich, CT 06830. To the best of the Reporting Persons’ knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.

Name	Position

Alexander J. Denner, Ph.D.	Chief Investment Officer of Sarissa Capital Management LP

Mark DiPaolo	Senior Partner and General Counsel of Sarissa Capital Management LP

Patrice Bonfiglio	Chief Financial Officer and Chief Compliance Officer of Sarissa Capital Management LP

Eric Vincent	President of Sarissa Capital